MarketAxess Holdings Inc.
140 Broadway
New York, NY 10005
January 20, 2009
VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER
Mr. Todd K. Schiffman
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561
Re:	MarketAxess Holdings Inc. Registration Statement on Form S-3, File No. 333-155628
Dear Mr. Schiffman:
     Pursuant to Rule 461 of the Securities Act of 1933, as amended, MarketAxess Holdings Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 10:00 a.m. Eastern Time on January 22, 2009, or as soon thereafter as practicable.
     The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934, as amended; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to such filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Respectfully submitted,
Very truly yours,

MARKETAXESS HOLDINGS INC.
/s/ James N.B. Rucker
James N.B. Rucker
Chief Financial Officer

cc:	Mr. William Demarest (Staff)
Ms. Stacie Gorman, Esq. (Staff)
Mr. Duck Dang, Esq. (Staff)
Richard M. McVey (Chief Executive Officer, MarketAxess Holdings Inc.)
Charles R. Hood, Esq. (General Counsel and Secretary, MarketAxess Holdings Inc.)